Exhibit 99.1

For further information, please contact: Volker Braun, SVP Head of Global Investor Relations & ESG,
volker.braun@evotec.com, T. +49.(0)40.560 81-775, M. +49.(0)151.1940 5058, www.evotec.com interim STATEMENT 9M 2022

HIGHLIGHTS

▶	multiple new and extended alliances in all areas
▶	Paradigm shift in biologics Starting its market entry Strategy
▶	commercial launch of next-generation multi-omics data analysis platform PanHunter

EVOTEC’s Topline Success REFLECTS strong overall demand

▶	Group revenues increased by 19% (13% excluding fx-effects) to € 510.8 m (9M 2021: € 431.0 m), despite significantly lower milestones, upfronts and license payments compared to a very strong comparable basis in 2021 (9M 2022: € 8.1 m vs. € 36.5 m in 9M 2021); base business at € 502.7 m continued to show very strong growth of 27% (9M 2021: € 394.5 m).
▶	Strong progress in both segments: Total EVT Execute revenues (incl. intersegment revenues) up 23% to € 526.7 m (9M 2021: € 429.8 m); EVT Innovate revenues up 20% to € 121.9 m (9M 2021: € 101.9 m), against a very high comparable basis.
▶	Other non-operating result of € (119.6) m (9M 2021: € 228.8 m), mainly driven by the non-cash fair value adjustments of the equity investment in publicly listed Exscientia plc.
▶	Adjusted Group EBITDA totalled € 44.6 m (9M 2021: € 70.1 m); influenced by high expenses for capacity expansion to support the overall growth of Evotec, significantly inflated energy costs as well as lower contribution from milestones, upfronts and licenses, partially offset by positive fx-effects (€ 12.4 m); Just – Evotec Biologics is in its planned ramp up phase; Adjusted EBITDA excluding Just - Evotec Biologics at € 84.6 m (9M 2021: € 74.0 m).

Shared R&D Platforms FOR HIGHER Probabilities of Success (POS)

▶	Multiple new and extended integrated drug discovery and development agreements all along the drug discovery & development value chain (e.g., integrated drug discovery agreement with Viotika, commercial manufacturing with Zogenix, ADME Tox agreements with UCB…)
▶	Successful achievement of four performance-based milestones within existing partnerships; one IND submission, one preclinical development candidate nomination and one lead optimisation start
▶	Significant progress within neuroscience collaboration with Bristol Myers Squibb (BMS)
▶	Expansion of E.MPD molecular patient database into autoimmune diseases through partnership with Hannover Medical School (“MHH”) (after period-end)
▶	Paradigm shift in biologics with Just – Evotec Biologics: Foundation laid for accelerated revenue growth through multiple new development and manufacturing agreements, e.g., with Alpine Immune Sciences; ground-breaking for second new biologics facility J.POD® Toulouse, France, on 16 September

2

interim STATEMENT 9M 2022

▶	J.POD® Redmond, Washington (US) joined the U.S. Department of Defense’s (“DOD”) Advanced Development and Manufacturing network of facilities and wins a first contract worth up to $ 49.9 m; second award with the U.S. Department of Defense (“DOD”) granted after period end
▶	Strategic oncology partnership with Janssen Pharmaceutica NV (after period-end)
▶	Commercial launch of proprietary next-generation multi-omics data analysis platform PanHunter (after period-end).
▶	Expansion of BRIDGE LAB150 to include Amgen as a strategic partner (after period-end).

CORPORATE

▶	Expansion of clinical and commercial drug substance manufacturing capacities through acquisition of Central Glass Germany, operating as Evotec Drug Substance (Germany) GmbH (“Evotec DS”).

Business Outlook for Full-Year 2022 unchanged and mid-term targets 2025 Confirmed

▶	Group revenues expected to be in a range of € 715 – 735 m or € 690 – 710 m at constant exchange rates (2021: € 618 m).
▶	Adjusted Group EBITDA expected to be unchanged in the range of € 105 – 120 m, translating into € 85 – 100 m at constant exchange rates (2021: € 107 m).
▶	Unpartnered research and development expenses expected to be in a range of € 70 – 80 m (2021: € 58 m).
▶	Mid-term goals target revenue growth to > € 1,000 m, adjusted EBITDA of ≥ € 300 m and unpartnered research and development expenses of > € 100 m.

The forecast takes in account – as far as possible – the current increased global uncertainties related to e.g., the COVID-19 pandemic and the war in Ukraine, resulting in uncertainty around the global price and supply situation for energy, other raw materials and supplies as well as logistics relevant to the business. M&A related costs have not been part of the initial guidance and will therefore be excluded.

3

interim STATEMENT 9M 2022

Financial Highlights

The following table provides an overview of the financial performance in the first nine months of 2022 compared to the same period in 2021. More detailed information can be found on page 7 of this interim statement.

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries – First nine months of 2022

(UNAUDITED)

In T€	Evotec Group 9M 2022	Evotec Group 9M 2021
Revenues1)	510,759	430,963
Intersegment revenues	–	–
Costs of revenues	(419,150)	(331,494)
Gross profit	91,609	99,469
Gross margin in %	17.9	23.1

R&D expenses2)	(55,321)	(53,472)
SG&A expenses	(109,858)	(71,037)
Impairments of intangible assets	–	(683)
Other operating income (expenses), net	56,734	51,776
Net operating income (loss)	(16,836)	26,053

Adjusted EBITDA3)	44,600	70,086

1) Adjusted for exchange rate effects of € 26.1 m, Group revenues would have amounted to € 484.6 m

2) Includes unpartnered R&D expenses of € 50.7 m in 9M 2022 (9M 2021: € 42.6 m)

3) Before changes in contingent consideration, income from bargain purchase and excluding impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

The following table details Evotec’s segment revenues and operating income (loss) for the nine months ended 30 September 2022

In T€	EVT Execute	EVT Innovate	Intersegment Eliminations	Evotec Group 9M 2022
Revenues	526,704	121,931	(137.876)	510,759
Operating result	18,251	(35,087)	–	(16,836)

4

interim STATEMENT 9M 2022

Operational Highlights

Note: In the wake of the Russian invasion of Ukraine, rising energy prices are significantly affecting Evotec. We have analysed related effects on our operations and results, and we are actively implementing measures to save energy in order to reduce the impact.

Evotec does not entertain any direct business relations with Russian companies and is therefore not directly affected on the revenue side.

Multiple new and extended integrated drug discovery and development agreements

In the first nine months of 2022, Evotec showed a strong operational and scientific performance based on its fully integrated R&D platform. Initiation of new partnerships in addition to the extension of existing alliances across the various stages of drug discovery and development, as well as across modalities and business areas have taken place, such as:

•	Signing of several new CMC and INDiGO agreements
•	Initiation of multiple integrated drug discovery collaboration agreements e.g., with Viotika
•	Cyprotec extended and initiated multiple agreements in ADME Tox (e.g., UCB)
•	Successful achievement of four performance-based milestones within existing partnerships; one IND submission, one preclinical development candidate nomination and one lead optimisation start

Paradigm shift in biologics with Just – Evotec Biologics

In September, the construction of the second J.POD® facility, J.POD® Toulouse, France (EU) at Evotec’s Campus Curie has been initiated. The facility is expected to be operational in H2 2024. Also, in September, Just – Evotec Biologics’ existing facility J.POD® Redmond, Washington (US) joined the U.S. Department of Defense’s (“DOD”) Advanced Development and Manufacturing network of facilities. Following a thorough vetting process this led to the signing of a contract worth up to $ 49.9 m for the rapid development of monoclonal antibody-based drug product prototypes targeting plague. After period-end, Just – Evotec Biologics has been selected for a second award under the DOD’s Accelerating Antibodies Program.

In August, Evotec's Seattle-based subsidiary expanded a multi-year partnership with Alpine Immune Sciences, leveraging its data-driven technology platform to develop a commercial manufacturing process for ALPN-303.

Several other projects are currently under negotiation.

Significant progress within neuroscience collaboration with Bristol Myers Squibb

In Q3 2022, BMS designated a target-based programme for further development. The collaboration was initiated in December 2016 with the goal of identifying disease-modifying treatments for a broad range of neurodegenerative diseases. The collaboration leverages Evotec’s industrialised iPSC platform using patient-derived disease models, which is one of the largest and most sophisticated platforms in the industry. A first programme originating from the collaboration, EVT8683, was in-licensed by BMS in September 2021, following the successful filing of an IND application with the FDA.

Several important milestone payments are expected within this alliance in Q4.

5

interim STATEMENT 9M 2022

Expansion of Evotec’s E.MPD molecular database into autoimmune diseases through partnership with Hannover Medical School (“MHH”)

After period-end, Evotec announced a partnership with Hannover Medical School (“MHH”), one of the leading German universities, to generate a molecular patient database for Sjögren’s syndrome (“SjS”) and systemic lupus erythematosus (“SLE”). The strategic partnership between Evotec and MHH aims at achieving a better disease understanding of SjS and SLE by creating a unique longitudinal PanOmics database from the analysis of patient material. Biospecimens from several hundred SjS and SLE patients will be collected by MHH and analysed on Evotec’s PanOmics platform, which includes genomics, transcriptomics, proteomics, and metabolomics as well as single-cell sequencing technologies.

Launch of proprietary next-generation multi-omics data analysis platform PanHunter (after period-end)

After period-end, Evotec launched a first commercial version of its PanOmics data analysis platform PanHunter at Bio-IT World. PanHunter is Evotec’s PanOmics data access and analytics platform and was developed and used successfully internally and in industry-shaping drug discovery partnerships over many years. Evotec now makes PanHunter available to collaborators and partners as a software-as-a-service (“SaaS”) product. PanHunter originates from Evotec’s commitment towards patient-centric, PanOmics-driven drug discovery and is unique in its ability to integrate the analysis of PanOmics data, designed as an easy-to-user yet fully comprehensive PanOmics data analysis platform.

CORPORATE

Expansion of clinical and commercial drug substance manufacturing capacities through acquisition of Central Glass Germany, now Evotec Drug Substance (Germany) GmbH (“Evotec DS”)

On 3 November, Evotec announced that the acquisition of Central Glass Germany GmbH from the Japanese chemical manufacturing company Central Glass Co. Ltd., signed in August 2022, had been completed. Through this acquisition, the Company expands its clinical and commercial manufacturing platform for small molecule therapeutics and enhances and accelerates Evotec’s strategy of pursuing integrated discovery and development of new medicines that matter. The significant reactor capacity and long-standing chemical expertise within Evotec DS provide a high quality, European-based solution to Evotec’s partners for the development and commercialisation of drug substance. Once integrated into Evotec’s existing drug substance development and manufacturing platform, the new site will offer the Company’s partners highly flexible product lifecycle management strategies, particularly in the field of precision medicines and in rare diseases.

Report on the Financial Situation and Results

1. Results of operations

During the nine months ended 30 September 2022 Group revenues increased significantly by 19% to € 510.8 m compared with the same period of the previous year (9M 2021: € 431.0 m). The substantial rise against the prior-year period is based on a strong performance of the base business, compensating two effects: Just - Evotec Biologics is still in its ramp-up phase and revenues from milestones, upfronts and licenses were exceptionally strong last year. Excluding the recognition of positive fx-effects, Group revenues grew by 13% to € 487.3 m. Growth of the base business was 27% from € 394.5 m in 9M 2021 to € 502.7 m in the first nine months of 2022 (+32%, excluding Just - Evotec Biologics). Evotec received milestone, upfront and license payments of € 8.1 m (9M 2021: € 36.5 m). Just - Evotec Biologics contributed € 27.9 m during the nine months ended 30 September 2022 versus € 34.7 m in the comparable prior year period.

6

interim STATEMENT 9M 2022

The Costs of revenue for the nine months ended 30 September 2022 amounted to € 419.2 m (9M 2021: € 331.5 m) yielding a gross margin of 17.9% (9M 2021: 23.1%). The increase was attributable to costs related to the strong growth of the overall business and the recognition of expenses related to expanding Evotec’s precision medicine platforms as well as the next-generation biologics manufacturing facility in Redmond (US). Excluding effects related to the capacity build-up at Just – Evotec Biologics, total gross margin amounted to 27%.

R&D expenses were € 55.3 m, compared to € 53.5 m in the nine months ended 30 September 2021 (+3%), reflecting continued strong investments in our capabilities to improve Evotec’s efficiency and precision medicine platforms. Therefore, the increase in unpartnered R&D expenses by 19% (€ 50.7 m vs. 9M 2021: € 42.6 m) was driving the growth in overall R&D expenses while partnered R&D expenses decreased to € 4.6 m (9M 2021: € 10.9 m).

SG&A expenses for the nine months ended 30 September 2022 amounted to € 109.9 m and were thus € 38.9 m or 55% higher compared to last year (9M 2021: € 71.0 m). Expanding Evotec’s number of people to facilitate further growth as well as fees for consulting services were the main drivers. Consulting costs were incurred due to the start of SAP and SOX implementation in 2022 and to M&A activities. SG&A expenses also went up due to facility-related expenses which included significantly higher energy costs and also direct depreciation costs and allocated expenses for maintenance of facilities, predominantly the new J.POD® Redmond (US) manufacturing site as well as the Biopark in Toulouse. Lastly, year-over-year comparison through September is affected significantly from being a publicly listed company in the US since November 2021.

For the nine months ended 30 September 2022, other net operating income and expenses amounted to a higher level 0f € 56.7 m, compared to € 51.8 m for the comparative prior year period. Key drivers of other operating income were related to Sanofi recharges and R&D tax credits, in particular from France and Italy.

The Total non-operating result amounted to € (119.6) m after €228.8 m in the first nine months of 2021, mainly due to fair value adjustments of the participation in Exscientia plc. Fair value measurement were positive in the first nine months of 2021 after Exscientia went public at NASDAQ in Q3 2021. In 9M 2022, Exscientia's ordinary share price dropped by 58% from $ 19.76 at the end of 2021 to $ 8.21 as of 30 September 2022, which resulted in a non-cash loss from equity investments of € 126.7 m. Also influenced by an interest result of € (5.8) m as well as losses from other share in equity investments of € (11.2) m, both countered by positive fx-effects of € 23.5 m.

The net income as of 30 September 2022 amounted to € (148.5) m (9M 2021: € 247.0 m), almost exclusively due to the loss from equity investments of Evotec’s shareholding in Exscientia plc.

Adjusted Group EBITDA for the nine months ended 30 September 2022 amounted to € 44.6 m (9M 2021: € 70.1 m) which is the result of a well-balanced development between the very favourable growth and profitability of Evotec’s base business, preparations for future growth of the J.POD®s which will make a valuable contribution in future, and a visibly lower contribution from milestones, upfronts and licenses. Moreover, higher energy and electricity costs, overall inflation and recurring costs related to the listing in the U.S., not recognised in the previous year affect the year-over-year comparison. Nine months ended 2022 adjusted EBITDA, excluding Just - Evotec Biologics, would have reached € 84.6 m (9M 2021: € 74.0 m).

7

interim STATEMENT 9M 2022

2. Progressing convergence of offering

Total revenues, consisting of revenues from EVT Execute and EVT Innovate showed progress over all business areas. In the EVT Execute segment revenues (incl. intersegment revenues) increased by a significant 23% to € 526.7 m (9M 2021: € 429.8 m), despite a modest contribution of revenues from Just – Evotec Biologics. Growth was driven by a very strong base business. Intersegment revenues amounted to € 137.9 m (9M 2021: € 100.78m), which is a leading indicator for the upside potential and development of EVT Innovate. Intersegment sales are reflective of the progress of projects recognised within EVT Innovate where Evotec maintains rights to participate in the success of partnered projects in the future.

Costs of revenue of EVT Execute came in at € 441.3 m in the nine months ended 30 September 2022 (9M 2021: € 343.4 m), corresponding to a gross margin of 16.2% (9M 2021: 20.1%). The decrease was mainly caused by ramp-up costs at Evotec’s J.POD® facility in Redmond. EVT Execute gross margin excluding Just - Evotec Biologics would have reached 26.7% in 9M 2022, a 2.8 basis point improvement compared to 23.9% in the same period 2021. R&D expenses came in at € 4.2 m (9M 2021: € 2.1 m), SG&A expenses increased to € 88.2 m (9M 2021: € 56.7 m). The operating result of the EVT Execute segment reached € 18.3 m (9M 2021: € 45.1 m), leading to an adjusted EBITDA of the segment of € 75.8 m (9M 2021: € 86.0 m).

Revenues in the EVT Innovate segment increased to € 121.9 m (9M 2021: € 101.9 m). This growth of 20% was driven by higher base revenues and project-related revenues from BMS. In the first nine months of 2022, the EVT Innovate gross margin decreased to 14.2% from 21.7% in the first nine months of 2021, mainly related to delay of revenues from milestones, upfronts and licenses. Research and development expenses amounted to € 62.2 m for the first nine months of 2022, compared to € 60.4 m for the same period of 2021. The increase in SG&A expenses (9M 2022: € 21.7 m vs. 9M 2021: € 14.3 m) was mainly caused by expanded business development activities. Investments in further growth and lower revenues from milestones resulted in an operating result of € (35.1) m (9M 2021: € (19.0) m) and an adjusted EBITDA of € (31.2) m (9M 2021: € (15.9) m).

3. Financing and financial position

Cash flow from operating activities was € 236.6 m compared with € 61.9 m in the first nine months of 2021. This was driven by the good operating business performance and the prepayment of $ 200 m received in May in connection with the BMS collaboration in the field of Targeted Protein Degradation.

Cash flow from investing activities for the nine months ended 30 September 2022 amounted to € (435.0) m compared to € (146.7) m in the same period of the previous year. Purchases/Proceeds from current investments (net) amounted to € 203.2 m (9M 2021: € 23.8 m) as proceeds from the BMS prepayment were invested short-term. The figure also included capital expenditure on property plant and equipment of € 157.2 m (9M 2021: € 100.2 m) which resulted mainly from site expansions – in particular related to the start of construction of the J.POD® facility in Toulouse and continued capital expenditures in the J.POD® facility in Redmond. Apart from growth projects, capital expenditures include investments in Drug Discovery Services (DDS) and Integrated Drug Discovery (IDD) capacities. Furthermore, equity investments in associated companies and other long-term investments totalled € 47.7 m (9M 2021: € 18.7 m). The increase in payments made for investments in equity holdings was mainly driven by the participation in Sernova Corp. with € 23.2 m whereas the acquisition of Rigenerand Srl, now operating as Evotec (Modena) Srl, accounted for € 23.0 m, reported under purchase of investments in affiliates.

8

interim STATEMENT 9M 2022

Financing activities resulted in a net cash outflow of € (50.5) m in the nine months ended 30 September 2022 (9M 2021: € (7.1) m). The main reason was the € 35 m repayment of the 3-year tranche of the promissory note (“Schuldscheindarlehen”) in June.

Cash and cash equivalents were € 463.9 m as of 30 September 2022 (31 December 2021: € 699.3 m). Total Liquidity decreased slightly to € 823.7 m (31 December 2021: € 858.2 m).

4. Assets, liabilities, and stockholders’ equity

Assets

Between 31 December 2021 and 3o September 2022, total assets increased slightly by € 27.5 m to € 2,262.7 m (31 December 2021: € 2,235.2 m).

Trade accounts receivable and accounts receivable from associated companies and other long-term investments decreased in the nine months ended 30 September 2022 by € 11.7 m to € 123.0 m (31 December 2021: € 134.7 m). Both balance sheet dates showed a relatively high level of Trade accounts receivables as they included considerable receivables from BMS. Due to the progress with BMS at the end of September, Days Sales Outstanding (DSO) of 66 days are temporarily above Evotec’s target-range of 50 and 60 days, the related payment has been received in October and should bring back DSO to the targeted corridor (DSO as of 31 December 2021: 80 days).

Current tax receivables increased from € 23.4 m as per 31 December 2021 to € 41.7 m as per 30 September 2022 mainly related to increased receivables relating to R&D tax credits in Italy and France.

Prepaid expenses and other current assets as of 30 September 2022 increased by € 8.3 m to € 48.2 m compared to 31 December 2021 (€ 39.9 m) primarily due an increase in VAT receivable.

Property, plant, and equipment rose by € 115.9 m to € 600.5 m (31 December 2021: € 484.6 m) caused by capital expenditures for site expansions, significantly exceeding depreciations.

Goodwill and intangibles increased by € 15.8 m compared with 31 December 2021, to € 304.2 m (31 December 2021: € 288.4 m), primarily due to the initial consolidation of Evotec (Modena) Srl.

Long-term investments amounted to € 183.4 m (31 December 2021: € 281.9 m). This decrease resulted mainly from the fair value adjustment to Evotec’s stake in Exscientia plc.

Liabilities

Trade accounts payable increased by € 11.4 m in the nine months ended 30 September 2022 to € 84.0 m (31 December 2021: € 72.6 m) in accordance with the overall business growth.

Provisions decreased by € 6.5 m to € 32.8 m (31 December 2021: € 39.3 m) due to annual bonus payments in the second quarter 2022.

Other current financial liabilities increased to € 38.5 m (31 December 2021: € 12.1 m) mainly due to foreign exchange forward valuations.

Current and non-current contract liabilities increased visibly by € 166.9 m to € 312.4 m (31 December 2021: € 145.5 m) due to the recognition of the prepayments from BMS.

9

interim STATEMENT 9M 2022

Current and non-current loan liabilities

The decrease in short- and long-term loan liabilities of € 35.5 m to € 327.0 m mainly relates to the repayment of the 3 - year tranche of the promissory note of € 35 m.

Current and non-current lease liabilities

Compared to 31 December 2021 (€ 150.4 m), short- and long-term lease obligations increased by € 14.7 m to € 165.1 m amongst other due to foreign currency translation.

Net debt leverage ratio of (7.7)x adjusted EBITDA, excl. IFRS 16 effect and (4.0)x incl. IFRS 16 improved versus Q4 2021 with reference to the overall positive net cash position.

Stockholders’ equity

As of 30 September 2022, Evotec’s overall capital structure remained at a strong equity balance compared with the end of 2021. Although total stockholders’ equity declined by € 149.2 m to € 1,228.5 m (31 December 2021: € 1,377.7 m) mainly resulting from the fair value adjustment of Evotec’s Exscientia stake. Due to the exercise of stock options and Share Performance Awards, a total amount of 176,952,653 shares were issued and outstanding with a nominal value of € 1.00 per share as of 30 September 2022.

Evotec’s equity ratio as of 30 September 2022 decreased accordingly to 54.3% (31 December 2021: 61.6%).

5. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employs 4,715 people globally as of 30 September 2022 (31 December 2021: 4,198 employees), which corresponds to a total increase of 12% compared to the prior year’s end. Overall, the number of employees grew by 517 in the first nine months of 2022 (9M 2021: 509 employees).

10

interim STATEMENT 9M 2022

Financial Outlook

Guidance for full-year 2022 confirmed

Evotec confirms its outlook. Revenues are expected to grow in the range of € 715-735 m. Revenues adjusted for fx-effects are expected in a range between € 690-710 m. This assumption is based on current orders in hand, a strong base business compensating for slower revenues ramp up related to biologics manufacturing, foreseeable new contracts and the extension of contracts collaborations as well as prospective milestone payments.

Positive fx-effects partially mitigate unfavourable macro-economic developments such as significantly higher energy prices and inflation of e.g., material and logistics costs. Nevertheless, Evotec vigorously continues to increase expenses for promising R&D projects, the adoption of organisation structures to ensure sustainable growth and the ramp-up of the Just – Evotec Biologics business by further expanding its J.POD® capacities in the US and the construction of a second J.POD® in Europe (Toulouse, France).

In a highly volatile environment, Evotec maintains its outlook for adjusted EBITDA 2022 unchanged at a range of € 105 – 120 m. The outlook at constant fx-rates is at a range of € 85-100 m.

The outlook for unpartnered R&D expenses remains unchanged: Evotec’s activities are all related to R&D. Aside from the partnered and funded R&D, Evotec will continue to strongly invest in its own unpartnered R&D to further expand its long-term and sustainable pipeline of first-in-class projects and platforms. Evotec expects unpartnered R&D investments unchanged in this area between € 70-80 m in 2022.

	Guidance 2022	Guidance 20221) at constant fx	Actual 31 December 2021
Group revenues	€715 - 735 m	€690 - 710 m	€618 m
Unpartnered R&D expenses	€70 - 80 m	-	€58 m
Adjusted Group EBITDA2)	€105 - 120 m	€85 - 100 m	€107 m

1) 2021: €/USD 1.18; €/GBP 0.86

2) EBITDA is defined as earnings before interest, taxes, depreciation, and amortisation of intangibles. Adjusted EBITDA excludes changes of contingent consideration, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result

Unchanged mid-term targets

Evotec’s Management targets revenues growing to more than € 1,000 m and adjusted EBITDA reaching at least € 300 m by 2025. Furthermore, Evotec underlines once more its commitment to innovation and thus plans to increase investments in R&D to more than € 100 m by 2025.

11

INTERIM STATEMENT 9M 2022

Evotec SE and Subsidiaries (UNAUDITED)
Consolidated interim statement of financial position as of 30 September 2022

in T€ except share data	as of 30 September 2022	as of 31 December 2021
ASSETS
Current assets:
— Cash and cash equivalents	463,913	699,326
— Investments	359,755	158,908
— Trade accounts receivable	117,309	132,078
— Accounts receivables from associated companies and other long-term investments	5,695	2,643
— Inventories	30,874	25,793
— Current tax receivables	41,671	23,419
— Contract assets	23,322	18,614
— Other current financial assets	5,127	264
— Prepaid expenses and other current assets	48,150	39,895
Total current assets	1,095,817	1,100,940
Non-current assets:
— Long-term investments	171,885	268,793
— Long-term investments accounted for using the equity method	11,517	13,068
— Property, plant, and equipment	600,499	484,597
— Intangible assets, excluding goodwill	25,736	30,851
— Goodwill	278,417	257,569
— Deferred tax asset	16,039	17,359
— Non-current tax receivables	56,911	55,966
— Other non-current financial assets	5,843	5,148
— Other non-current assets	-	870
Total non-current assets	1,166,847	1,134,221
Total assets	2,262,664	2,235,161

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
— Current loan liabilities	223	36,136
— Current portion of lease obligations	13,885	14,473
— Trade accounts payable	83,965	72,598
— Provisions	32,820	39,260
— Contract liabilities	132,393	112,061
— Deferred income	14,575	14,718
— Current income tax payables	9,776	10,596
— Other current financial liabilities	38,504	12,115
— Other current liabilities	14,660	12,559
Total current liabilities	340,802	324,516
Non-current liabilities:
— Non-current loan liabilities	326,776	326,344
— Long-term lease obligations	151,208	135,964
— Deferred tax liabilities	17,179	17,688
— Provisions	17,740	18,021
— Contract liabilities	179,969	33,476
— Deferred income	-	1,000
— Other non-current financial liabilities	466	467
Total non-current liabilities	693,337	532,960

Stockholders’ equity:
—Share capital1)	176,953	176,608
— Additional paid-in capital	1,437,552	1,430,136
— Accumulated other comprehensive income	(21,348)	(12.638)
— Accumulated deficit	(364,631)	(216,421)
Equity attributable to shareholders of Evotec SE	1,228,526	1,377,685
— Non-controlling interest	-	-
Total stockholders' equity	1,228,526	1,377,685
Total liabilities and stockholders’ equity	2,262,664	2,235,161

12

INTERIM STATEMENT 9M 2022

Evotec SE and Subsidiaries

(UNAUDITED)
Consolidated interim income statement for the period from 01 January to 30 September 2022

in T€ except share and per share data	Nine months ended 30 September 2022	Nine months ended 30 September 2021	Three months ended 30 Sept 2022s	Three months ended 30 Sept 2021
Revenues	510,759	430,963	173,884	159,661
Costs of revenue	(419,150)	(331,494)	(145,464)	(116,494)
Gross profit	91,609	99,469	28,420	43,167

Operating income (expenses)
— Research and development expenses	(55,320)	(53,472)	(18,482)	(18,038)
— Selling, general and administrative expenses	(109,858)	(71,037)	(42,462)	(24,654)
— Impairment of intangible assets	-	(683)	-	-
— Other operating income	58,188	53,723	19,330	17,544
— Other operating expenses	(1,455)	(1,947)	(335)	(281)
Total operating income (expenses)	(108,445)	(73,416)	(41,949)	(25,429)
Operating income (loss)	(16,836)	26,053	(13,529)	17,738

Non-operating income (expense)
— Interest income	5,026	1,678	3,005	637
— Interest expense	(10,872)	(6,239)	(3,055)	(1,938)
— Measurement result from investments	(126,658)	245,195	(28,940)	129,047
— Share of the result of associates accounted for using the equity method	(11,240)	(13,685)	(3,612)	(3,867)
— Impairment of financial assets	-	(4,491)	-	(4,491)
— Other income from financial assets	751	24	751	13
— Other expense from financial assets	-	-	-	-
— Foreign currency exchange gain (loss), net	23,501	6,324	2,045	3,235
— Other non-operating income	6	79	(1)	59
— Other non-operating expense	(111)	(122)	(28)	(42)
Total non-operating income (expense)	(119,597)	228,763	(29,835)	122,653

Income before taxes	(136,433)	254,816	(43,364)	140,391
— Current tax income (expense)	(10,248)	(8,061)	(3,456)	(4,629)
— Deferred tax income (expense)	(1,773)	233	(455)	(1,491)
Total taxes	(12,021)	(7,828)	(3,911)	(6,120)
Net income (loss)	(148,454)	246,988	(47,275)	134,271

thereof attributable to:
Shareholders of Evotec SE	(148,454)	246,988	(47,275)	134,271

Weighted average shares outstanding	176,702,653	164,315,412	176,702,653	164,525,457
Net income per share (basic)	(0.84)	1.50	(0.27)	0.82
Net income per share (diluted)	(0.84)	1.50	(0.27)	0.82

13

INTERIM STATEMENT 9M 2022

Evotec SE and Subsidiaries

(UNAUDITED)
Condensed consolidated interim statement of cash flows for the three months ended 30 September 2022

in T€	Nine months ended 30 September 2022	Nine months ended 30 September 2021
Cash flow from operating activities:
— Net income	(148,454)	246,988
— Adjustments to reconcile net income to net cash provided by operating activities	241,483	(169,023)
— Change in assets and liabilities	143,604	(16,063)
Net cash provided by operating activities	236,633	61,902

Cash flow from investing activities:
— Purchase of current investments	(308,504)	(38,401)
— Purchase of investments in affiliates	(23,000)	-
— Purchase of investments in associated companies and other long-term investments	(47,746)	(18,657)
— Purchase of property, plant, and equipment	(157,210)	(100,183)
— Issue of convertible loan	(4,127)	(4,145)
— Acquisitions, cash acquired	250	-
— Proceeds from sale of current investments	105,303	14,646
Net cash used in investing activities	(435,034)	(146,740)

Cash flow from financing activities:
— Proceeds from capital increase
— Proceeds from option exercise	355	1,196
— Proceeds from loans	344	22,141
— Repayment finance lease obligation	(14,235)	(14,736)
— Repayment of loans	(36,918)	(15,749)
Net cash provided by (used in) financing activities	(50,454)	(7,148)

Net increase in cash and cash equivalents	(248,855)	(91,986)
— Exchange rate difference	13,442	2,810
— Cash and cash equivalents at beginning of period	699,326	422,580
Cash and cash equivalents at end of the period	463,913	333,404

14

INTERIM STATEMENT 9M 2022

FORWARD-LOOKING STATEMENTS

This interim statement contains forward-looking statements concerning future events. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses, as well as the anticipated impact from the Russian invasion of Ukraine. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our Annual Report for the year ended December 31, 2021. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

15

INTERIM STATEMENT 9M 2022

NON-IFRS METRICS

This interim report includes certain financial measures and metrics not based on IFRS, including Adjusted Group EBITDA. We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measures presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby, reducing the usefulness of our Adjusted EBITDA as a tool for comparison.

The following table shows the reconciliation of net income to Adjusted EBITDA

In T€	Evotec Group 9M 2022	Evotec Group 9M 2021
Net income	(148.454)	246,988
Interest expense (net)	5,846	4,561
Tax expense	12,021	7,828
Depreciation of tangible assets	55.114	35,290
Amortization of intangible assets	7.098	9,597
EBITDA	(68,375)	304,264
Impairment of intangible assets	-	683
Impairment of goodwill	-	-
Measurement gains from investments	126,658	(245,195)
Share of loss of associates accounted for using the equity method	11,240	13,685
Impairment of financial assets	-	4,491
Other income from financial assets, net	-	-
Foreign currency exchange (loss) gain, net	(23,501)	(6,324)
Other non-operating income, net	(646)	19
Change in contingent consideration (earn-out)	(776)	(1,537)
Adjusted EBITDA	44,600	70,086

16